SEC FILE NUMBER 001-39417
CUSIP NUMBER 30049H102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Evolv Technologies Holdings, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

500 Totten Pond Road, 4th Floor
(Address of Principal Executive Office (Street and Number))
Waltham, Massachusetts 02451
(City, State and ZIP Code)

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Evolv Technologies Holdings, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the “Q1 2025 Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As previously announced by the Company, the Company was unable to timely file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “2024 Form 10-K”) and its Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Q3 2024 Form 10-Q”) as a result of an internal investigation conducted by an ad-hoc committee of independent directors of the Board, as described in the Explanatory Notes to the 2024 Form 10-K and Q3 2024 Form 10-Q (the “Investigation”), which resulted in the restatement of the Company’s previously issued consolidated financial statements and other financial data for the fiscal years ended December 31, 2022 and December 31, 2023 contained in its Annual Report on Form 10-K for the year ended December 31, 2023, and its condensed consolidated financial statements for the quarters and year-to-date periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 contained in its Quarterly Reports on Form 10-Q (collectively, the “Restatement Periods”) for each of those respective financial periods. Restated consolidated financial statements or restated financial information for the Restatement Periods were included in the 2024 Form 10-K and Q3 2024 Form 10-Q, as applicable, each filed on April 28, 2025.

Given the demands on management’s time that were required to complete and file the 2024 Form 10-K and Q3 2024 Form 10-Q, the Company requires additional time to complete its financial statements and other disclosures in the Q1 2025 Form 10-Q. The Company expects to file the Q1 2025 Form 10-Q within the extension period of five calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rachel Roy	781	374-8100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended March 31, 2025, on a preliminary unaudited basis, the Company expects to recognize between $31.0 million and $32.0 million of total revenue. For the quarter ended March 31, 2024, revenue was $22.2 million.

For the quarter ended March 31, 2025, on a preliminary unaudited basis, the Company expects operating loss to be between $15.0 million and $17.0 million. For the quarter ended March 31, 2024, operating loss was $21.9 million.

For the quarter ended March 31, 2025, on a preliminary unaudited basis, the Company expects net loss to be between $2.5 million and $4.5 million. For the quarter ended March 31, 2024, net loss was $11.3 million.

As of March 31, 2025, on a preliminary unaudited basis, we estimate total cash, cash equivalents and marketable securities to be $35.0 million, with no outstanding debt, consistent with prior disclosures by the Company.

The foregoing financial information is preliminary and unaudited and is subject to change. Actual results may vary when reported on the Company’s Q1 2025 Form 10-Q and the changes could be material.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the completion of matters necessary to permit the filing of the Q1 2025 Form 10-Q and the anticipated timing of the filing of the Q1 2025 Form 10-Q. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results and actions to be materially different from any future results or actions expressed or implied by the forward-looking statements, including, but not limited to, amount of insurance reimbursements expected to be received for defense costs for counsel and consultants in connection with securities litigation and related Securities and Exchange Commission (the “SEC”) and Department of Justice matters, and the factors discussed under the caption “Risk Factors” in the 2024 Form 10-K, as any such factors may be updated from time to time in the Company’s other filings with the SEC. The forward-looking statements in this Form 12b-25 are based upon information available to us as of the date hereof, and while the Company believes such information forms a reasonable basis for such statements, it may be limited or incomplete, and the Company’s statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained in this Form 12b-25, whether as a result of any new information, future events or otherwise.

Evolv Technologies Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2025	By:	/s/ Rachel Roy
		Name:	Rachel Roy
		Title:	General Counsel and Secretary